NEWS RELEASE

Lithium Argentina Reports Third Quarter 2024 Results

Exhibit 99.5

November 5, 2024 – Vancouver, Canada: Lithium Americas (Argentina) Corp. (“Lithium Argentina,” the “Company,” or “LAAC”) (TSX: LAAC) (NYSE: LAAC), today announced its third quarter results.

“During the quarter, we were pleased to close the Pastos Grandes transaction with our strategic partner, Ganfeng,” commented Sam Pigott, President and CEO. “Proceeds from the transaction, in addition to funds from Ganfeng, resulted in an over $100 million reduction in debt at Caucharí-Olaroz. We are still advancing financing options to replace the remaining short-term debt at the project and provide additional flexibility to support our future growth plans.”

Mr. Pigott continued by saying, “The operations at Caucharí-Olaroz continues to progress well during the third quarter as production volumes reached about 6,800 tonnes, a 21% increase compared to the second quarter of the year. Production is currently operating at approximately 75-80% of design capacity with a focus on sustaining higher production levels. It is expected that these production levels will be maintained through the end of the year and into 2025. Consequently, we still expect production volumes for 2024 to fall within our previous estimate of 20,000 – 25,000 tonnes this year.”

He closed by saying, “Our focus remains on optimizing operations and decreasing our costs. We are committed to delivering value and will continue to monitor market conditions closely as we evaluate our expansion plans and work towards our long-term goals.”

Highlights

Operational Highlights at Caucharí-Olaroz

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During the three months ended September 30, 2024, Caucharí-Olaroz produced approximately 6,800 tonnes of lithium carbonate, up 21% from the second quarter of 2024.
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Caucharí-Olaroz is currently operating at approximately 75 – 80% of the design capacity of 40,000 tonnes per year and is expected to maintain this level of production during the fourth quarter of 2024 and into 2025.
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In October 2024, Caucharí-Olaroz achieved commercial production after reaching elevated production levels for a sustained period of time. As a result, depreciation of certain capital assets will begin in the fourth quarter of 2024.
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Production guidance of 20,000 – 25,000 tonnes of lithium carbonate in 2024 remains unchanged.
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Production continues to be sold primarily to Ganfeng Lithium Co. Ltd. (“Ganfeng”) with realized price of approximately $8,000 per tonne during the three months ended September 30, 2024.
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During the ramp-up, realized pricing is based on China battery-grade price adjusted for Chinese value added taxes (“VAT”) and other deductions related to the removal of trace levels of impurities to achieve battery quality lithium carbonate.
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As a result of lower levels of impurities, beginning in September 2024, this price deduction for additional processing costs, was adjusted from $2,000 to $1,500 per tonne.
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Since the end of the third quarter of 2024, lithium prices have declined further with the most recent realized price for Caucharí-Olaroz at approximately $7,000 per tonne.

NEWS RELEASE

Lithium Argentina Reports Third Quarter 2024 Results

Financial and Corporate Highlights

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As of September 30, 2024, Lithium Argentina had $92 million in cash and cash equivalents and maintained its undrawn $75 million credit facility with Ganfeng.
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As of September 30, 2024, Minera Exar S.A. (“Exar”) had, on a 100% basis, approximately $202 million of US dollar and US dollar-linked debt at the official FX rate.
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During the third quarter of 2024, Ganfeng and Lithium Argentina contributed funds to Exar to reduce its leverage by over $110 million.
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Ganfeng and the Company continue to advance financing options to replace short-term debt with longer-term financing for Exar.
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In August 2024, Ganfeng Lithium acquired $70 million in newly issued shares of Proyecto Pastos Grandes S.A. (“PGCo”), the Company’s Argentinian subsidiary holding the Pastos Grandes project (“Pastos Grandes”) in Salta, Argentina, representing a 14.9% interest in Pastos Grandes (the “Pastos Grandes Transaction”).

FINANCIAL RESULTS

Selected consolidated financial information is presented as follows:

(in US$ million except per share information)	Quarter ended September 30,
	2024	2023
	$	$
Expenses	(8.8)	(9.0)
Net (loss)/income	(2.4)	6.6
(Loss)/income per share – basic	(0.01)	0.04
(Loss)/income per share – diluted	(0.01)	0.04

(in US$ million)	As at September 30, 2024	As at December 31, 2023
	$	$
Cash and cash equivalents	92.3	122.3
Total assets	1,121.8	1,055.0
Total liabilities	(228.1)	(226.1)

In Q3 2024, the Company completed the Pastos Grandes Transaction, resulting in PGCo issuing common shares that represent approximately 14.9% of its equity to Ganfeng for a consideration of $70 million. This transaction allowed the Company to retain control of PGCo and has been accounted for as an equity transaction. Subsequently, PGCo entered into a loan facility agreement with Minera Exar, advancing a $65.0 million loan funded by the proceeds from the Pastos Grandes transaction. These funds supported refinancing of the current debt and working capital and other requirements for the Caucharí-Olaroz project. Total liabilities increased due to accrued interest on convertible senior notes issued by the Company in 2021 and an increase in payables to Minera Exar for lithium carbonate purchases.

In Q3 2024, net loss was $2.4 million compared to a gain of $6.6 million in the comparative period, mainly due to lower gain on change in fair value of the convertible notes derivative liability as a result of insignificant change in the Company’s share price in Q3 2024.

This news release should be read in conjunction with Lithium Argentina’s condensed consolidated interim financial statements and management's discussion and analysis for the nine months ended September 30, 2024, which are available on SEDAR+. All amounts are in U.S. dollars unless otherwise indicated.

ABOUT LITHIUM ARGENTINA

Lithium Argentina is an emerging producer of lithium carbonate for use primarily in lithium-ion batteries and electric vehicles. The Company, in partnership with Ganfeng Lithium Co, Ltd., is ramping up production of the Caucharí-Olaroz lithium brine operation in Argentina and advancing development of additional lithium resources in the region. Lithium Argentina currently trades on the TSX and on the NYSE, under the ticker symbol “LAAC.”

For further information contact:

Investor Relations

Telephone: +54-11-52630616

Email: Kelly.obrien@lithium-argentina.com

Website: www.lithium-argentina.com

Earnings Release:

Third Quarter 2024

TECHNICAL INFORMATION

The Technical Information in this news release with respect to Caucharí-Olaroz, has been reviewed and approved by Ernest Burga, P.Eng., a Qualified Person as defined by National Instrument 43-101 independent of the Company.

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Forward-looking information generally can be identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “propose,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this news release contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: future financing plans, including the replacement and refinancing of debt at Exar and Caucharí-Olaroz; 2024 and 2025 expected production for the Caucharí-Olaroz project; goals of the Company; development of the Caucharí-Olaroz project, including timing of the ramp up in production capacity and product qualityand use of proceeds from the Pastos Grandes transaction.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information contained in this news release is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, including but not limited to those related to: current technological trends; a cordial business relationship between the Company and third party strategic and contractual partners, including the co-owners of the Caucharí-Olaroz project; ability of the Company to fund, advance, develop and ramp up the Caucharí-Olaroz project, the impacts of the project when full production commences; ability of the Company to advance and develop the Pastos Grandes and Sal de la Puna projects; the Company’s ability to operate in a safe and effective manner; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Argentina; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry; general economic, geopolitical, and political conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; regulatory, and political matters that may influence or be influenced by future events or conditions; local and global political and economic conditions; governmental and regulatory requirements and actions by governmental authorities, including changes in government policies; stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations; the impact of unknown financial contingencies, including litigation costs, on the Company’s operations; gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities; estimates of and unpredictable changes to the market prices for lithium products; development and ramp up costs for the Caucharí-Olaroz project, and costs for any additional exploration work at the projects; uncertainties inherent to estimates of Mineral Resources and Mineral Reserves, including whether Mineral Resources not included in Mineral Reserves will be further developed into Mineral Reserves; reliability of technical data; anticipated timing and

Earnings Release:

Third Quarter 2024

results of exploration, development and construction activities; discretion in the use of proceeds of certain financing activities; the Company’s ability to obtain additional financing on satisfactory terms or at all; the ability to develop and achieve production at any of the Company’s mineral exploration and development properties; the impacts of pandemics and geopolitical issues on the Company’s business; the impact of inflationary and other conditions on the Company’s business and global markets; and accuracy of development budget and construction estimates. Many of these expectations, assumptions, risk and uncertainties are beyond the Company’s control and could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information. The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors set out herein and, in the Company’s latest annual information form (“AIF”), management information circular, management discussion & analysis and other publicly filed documents (collectively, the “Company Public Disclosure”) all of which are available on SEDAR+.

All forward-looking information contained in this news release is expressly qualified by the risk factors set out in the latest Company Public Disclosures. Such risks include, but are not limited to the following: lithium prices; inability to obtain required governmental permits and government-imposed limitations on operations; technology risk; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; risks arising from the outbreak of hostilities in Ukraine, Israel, the Middel East and other parts of the world and the international response, including but not limited to their impact on commodity markets, supply chains, equipment and construction; emerging and developing market risks; risks associated with not having production experience; operational risks; changes in government regulations; changes to environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters as plans continue to be refined; changes in legislation, governmental or community policy; regulatory risks with respect to strategic minerals; mining industry competition; market risk; volatility in global financial conditions; uncertainties associated with estimating Mineral Resources and Mineral Reserves, including uncertainties relating to the assumptions underlying Mineral Resource and Mineral Reserve estimates; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; cybersecurity risks and threats; and uncertainties with obtaining required approvals (including regulatory approvals). Such risk factors are not exhaustive. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this news release is expressly qualified in its entirety by this cautionary statement. Additional information about the above-noted assumptions, risks and uncertainties is contained in the Company Public Disclosures, which are available on SEDAR+ at www.sedarplus.ca.

Earnings Release:

Third Quarter 2024